UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

KINDRED HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

494580103

(CUSIP Number)

Aaron Michael Daniels, Esq.

Brigade Capital Management, LP

399 Park Ave, 16th Floor

New York, NY 10022

(212) 745-9700

with a copy to:

Steven E. Siesser, Esq.

Lawrence M. Rolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

(212) 204-8688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management, LP (I.R.S. Identification No. 20-4895879)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,157,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,157,306
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,157,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%*
14.	Type of Reporting Person PN, IA

* Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer’s most recent Form 10-Q, filed November 6, 2017, and 1,500,000 shares of Common Stock issuable upon the exercise of the call options described in Item 5 of this Schedule 13D.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,157,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,157,306
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,157,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%*
14.	Type of Reporting Person OO, HC

* Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer’s most recent Form 10-Q, filed November 6, 2017, and 1,500,000 shares of Common Stock issuable upon the exercise of the call options described in Item 5 of this Schedule 13D.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Leveraged Capital Structures Fund Ltd. (I.R.S. Identification No. 98-0513519)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,631,735
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,631,735
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,631,735
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%*
14.	Type of Reporting Person CO

* Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer’s most recent Form 10-Q, filed November 6, 2017, and 1,500,000 shares of Common Stock issuable upon the exercise of the call options described in Item 5 of this Schedule 13D.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Distressed Value Master Fund Ltd. (I.R.S. Identification No. 98-0682414)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 425,571
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 425,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 425,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% *
14.	Type of Reporting Person CO

* Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer’s most recent Form 10-Q, filed November 6, 2017, and 1,500,000 shares of Common Stock issuable upon the exercise of the call options described in Item 5 of this Schedule 13D.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tasman Fund LP (I.R.S. Identification No. 36-4725474)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 100,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% *
14.	Type of Reporting Person PN

* Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer’s most recent Form 10-Q, filed November 6, 2017, and 1,500,000 shares of Common Stock issuable upon the exercise of the call options described in Item 5 of this Schedule 13D.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald E. Morgan, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,157,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,157,306
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,157,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%*
14.	Type of Reporting Person IN

* Based on a total of 86,932,592 shares of Common Stock outstanding as of October 31, 2017, as set forth in the Issuer’s most recent Form 10-Q, filed November 6, 2017, and 1,500,000 shares of Common Stock issuable upon the exercise of the call options described in Item 5 of this Schedule 13D.

Item 1. Security and Issuer

This statement relates to shares of common stock of Kindred Healthcare, Inc. (the “Issuer”), par value $0.25 per share (the “Common Stock”). The address and principal executive office of the Issuer is 680 South Fourth Street, Louisville, Kentucky 40202.

Item 2. Identity and Background

This statement is being filed on behalf of Brigade Capital Management, LP, a Delaware limited partnership (“Brigade”), Brigade Capital Management GP, LLC, a Delaware limited liability company (“GP”), Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company (“LCS”), Brigade Distressed Value Master Fund Ltd., a Cayman Islands exempted company (“DSTR”), Tasman Fund LP, a Cayman Islands exempted limited partnership (“TASM”) and Donald E. Morgan, III, a U.S. citizen (collectively, the “Reporting Persons”). The principal executive offices of Brigade, GP and Donald E. Morgan, III are located at 399 Park Ave, 16th Floor, New York, NY 10022. The principal executive offices of LCS, DSTR and TASM are at c/o Intertrust Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KYI-9007, Cayman Islands. Brigade is a global investment management firm specializing in credit investment strategies that was founded in 2006. The principal business of GP is acting as the general partner of Brigade. The principal business of LCS, DSTR and TASM is investing in securities.

Information regarding each executive officer, director and controlling person of LCS and DSTR and the general partner and controlling person of each of Brigade, GP and TASM is set forth in Schedule I hereto and incorporated herein by reference.

During the last five years, none of Brigade, GP, LCS, DSTR or TASM, nor, to the best knowledge of the foregoing, any of their controlling persons or any other person named on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of Brigade, GP, LCS, DSTR or TASM, nor, to the best knowledge of the foregoing, any of their controlling persons or any other persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

LCS used approximately $79.2 million (excluding brokerage commissions) of the working capital of LCS to purchase shares of Common Stock (including the shares of Common Stock reported in this Schedule 13D and shares of Common Stock previously sold by LCS), DSTR used approximately $4.3 million (excluding brokerage commissions) of the working capital of DSTR to purchase shares of Common Stock (including the shares of Common Stock reported in this Schedule 13D and shares of Common Stock previously sold by DSTR) and TASM used approximately $4.8 million (excluding brokerage commissions) of the working capital of TASM to purchase shares of Common Stock (including the shares of Common Stock reported in this Schedule 13D and shares of Common Stock previously sold by TASM).

Item 4. Purpose of Transaction

Brigade, as the investment manager of LCS, DSTR and TASM, acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. Brigade acquired such shares of Common Stock because it believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

Representatives of Brigade intend to engage in discussions with the Issuer’s management and members of the Issuer’s board of directors (the “Board”) and other interested persons regarding, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition, strategic alternatives and direction, and strategies to enhance shareholder value, including regarding the recently announced proposed acquisition of the Issuer by affiliates of TPG Capital (“TPG”), Welsh, Carson, Anderson & Stowe (“WCAS”) and Humana Inc. (“Humana”) (TPG, WCAS and Humana collectively, the “Consortium”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) with Kentucky Hospital Holdings, LLC, a Delaware limited liability company (“HospitalCo Parent”), Kentucky Homecare Holdings, Inc., a Delaware corporation (“Parent”), and Kentucky Homecare Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and other potential strategic alternatives to the merger contemplated by the Merger Agreement (the “Merger”). Concurrently with the execution of the Merger Agreement, the Issuer also entered into a Separation Agreement (the “Separation Agreement”) with Parent, HospitalCo Parent and Kentucky Hospital Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HospitalCo Parent. Any such actions or transactions that may be taken, advocated by, or involve Brigade alone or in conjunction with other shareholders, financing sources and/or other third parties, could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

On December 27, 2017, Brigade delivered a letter to the Board (the “Letter”) stating its opposition to the Merger and noting the material inadequacy of the terms of the proposed transaction. Brigade’s belief is that the $9.00 per share cash merger price significantly undervalues the Issuer’s Common Stock.

The Letter notes that from the perspective of maximizing shareholder value, Brigade believes it is premature for the Issuer to engage in a sale transaction. Over the past year, Brigade noted that the Issuer has overcome numerous challenges and calmed most of the headwinds against its business, positioning it for substantial stock price appreciation in 2018 and beyond. Brigade expected management to continue operating the business to enable the shareholders who have patiently supported the Issuer throughout its challenges to realize the benefits of the business improvements through their continued ownership in the going concern. Instead, Brigade stated in the Letter, that it believes management has chosen to pursue a transaction with the Consortium that severely undervalues the Issuer and ensures that the Consortium – rather than existing shareholders – will reap the benefits of the value enhancement the improved business is expected to generate. For these and the reasons stated in the Letter, Brigade advised the Issuer that it does not believe the proposed transaction is in the best interests of the Issuer’s shareholders and intends to actively oppose it.

The foregoing description of the Letter is qualified in its entirety by reference to the Letter, a copy of which is filed herewith as Exhibit 1 and is incorporated by reference herein.

Brigade intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, Brigade’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to Brigade, conditions in the securities market and general economic and industry conditions, Brigade may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of its Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. Brigade may participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to the shares of Common Stock owned by the Reporting Persons.

Brigade reserves the right to change its intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D. Brigade may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent it deems advisable.

Item 5. Interest in Securities of the Issuer

(a)        Brigade beneficially owns 3,657,306 shares of Common Stock (excluding the shares of Common Stock subject to the OTC Equity Call Option and the Listed Equity Call Option, as defined below), of which 3,281,735 shares of Common Stock and 375,571 shares of Common Stock are owned by each of LCS and DSTR. 1,650,000 of such shares of Common Stock were acquired in connection with the settlement of the transactions contemplated by the Swap Agreement (as defined below in Item 6).

On January 9, 2017, LCS, TASM and DSTR entered into a call option agreement (the “OTC Equity Call Option Agreement”) with Goldman Sachs pursuant to which LCS, TASM and DSTR each acquired a call option that gives LCS, TASM and DSTR the right to purchase 850,000 shares of Common Stock, 100,000 shares of Common Stock and 50,000 shares of Common Stock, respectively, for an exercise price of $9.00 per share (the “OTC Equity Call Option”). The OTC Equity Call Option will expire and terminate on January 19, 2018, and is exercisable at LCS’s election any time on or prior to its expiration.

On November 6, 2017, LCS entered into a call option agreement (the “Listed Equity Call Option Agreement”) with Credit Suisse pursuant to which LCS acquired a call option that gives LCS the right to purchase 500,000 shares of Common Stock for an exercise price of $7.50 per share (the “Listed Equity Call Option”). The Listed Equity Call Option will expire and terminate on May 18, 2018, and is exercisable at LCS’s election any time on or prior to its expiration.

Together with the shares of Common Stock subject to the OTC Equity Call Option and the Listed Equity Call Option, the Reporting Persons are therefore deemed to beneficially own 5,157,306 shares of Common Stock in the aggregate, 4,631,735 shares of Common Stock by LCS, 425,571 shares of Common Stock by DSTR and 100,000 shares of Common Stock by TASM, representing 5.8% in the aggregate, and 5.2%, 0.5% and 0.1% by LCS, DSTR and TASM, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of December 26, 2017.

To the knowledge of the Reporting Persons, the executive officers and directors of LCS, the general partner of Brigade and the general partner of DSTR have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Brigade, as the investment manager of LCS, DSTR and TASM, has the shared power to vote and dispose of the 5,157,306 shares of Common Stock described in this Schedule 13D.

(c) Schedule II annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons in the past 60 days. All such transactions were effected in the open market.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

LCS had entered into a total return swap agreement with Bank of America as the counterparty (the “Swap Agreement”). The swap with Bank of America constituted economic exposure to 1,650,000 notional shares of Common Stock. On December 21, 2017, LCS settled the swap with Bank of America and the Swap Agreement terminated with no obligations remaining thereunder of either LCS or Bank of America. As a result of this settlement, LCS took possession of the 1,650,000 shares of Common Stock.

The disclosure in Item 5 relating to the OTC Equity Call Option Agreement and the Listed Equity Call Option Agreement is incorporated into this Item 6 by reference.

Except as set forth herein with respect to the Swap Agreement, OTC Equity Call Option Agreement and the Listed Equity Call Option Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7. Material to be Filed as Exhibits

1.	Letter from Brigade to the Board of Directors of the Issuer, dated December 27, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2017	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
	Name:	Donald E. Morgan, III
	Title:	Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

Brigade Distressed Value Master Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

Tasman Fund LP

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Managing Member of its General Partner

/s/ Donald E. Morgan, III
Donald E. Morgan, III

Schedule I

Information Regarding the Instruction C Persons

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons and the name, state of organization, principal business, and address of the principal place of business and principal office of each general partner and controlling person of the applicable Reporting Persons (such executive officers, directors, general partners and controlling persons, the “Instruction C Persons”).

Brigade Leveraged Capital Structures Fund Ltd.

Directors and Officers:

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Donald E. Morgan, III	Director	c/o Brigade Capital Management, LP, 399 Park Avenue, 16th Floor, New York, NY 10022	Managing Partner of Brigade Capital Management, LP	United States
Scott Dakers	Director	c/o Intertrust Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KYI-9007, Cayman Islands	Director of Intertrust Fiduciary Services (Cayman) Limited	United Kingdom
Evan Burtton	Director	c/o Intertrust Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KYI-9007, Cayman Islands	Director of Intertrust Fiduciary Services (Cayman) Limited	New Zealand

Brigade Capital Management, LP

Brigade Capital Management GP, LLC, the General Partner of Brigade Capital Management, LP, is a Delaware limited liability company. Its principal business is acting as the general partner of Brigade Capital Management, LP. Its principal places of business and principal offices are located at 399 Park Avenue, 16th Floor, New York, NY 10022. Donald E. Morgan, III is the controlling person of Brigade Capital Management GP, LLC.

Brigade Capital Management GP, LLC

Directors and Officers:

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Donald E. Morgan, III	Managing Member	c/o Brigade Capital Management, LP, 399 Park Avenue, 16th Floor, New York, NY 10022	Managing Partner of Brigade Capital Management, LP	United States

Brigade Distressed Value Master Fund Ltd.

Directors and Officers:

Name	Position	Address	Principal Occupation	Citizenship/Place of Organization
Donald E. Morgan, III	Director	c/o Brigade Capital Management, LP, 399 Park Avenue, 16th Floor, New York, NY 10022	Managing Partner of Brigade Capital Management, LP	United States
Scott Dakers	Director	c/o Intertrust Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KYI-9007, Cayman Islands	Director of Intertrust Fiduciary Services (Cayman) Limited	United Kingdom
Evan Burtton	Director	c/o Intertrust Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KYI-9007, Cayman Islands	Director of Intertrust Fiduciary Services (Cayman) Limited	New Zealand

Tasman Fund LP

Brigade Capital GP, LLC, the General Partner of Tasman Fund LP, is a Delaware limited liability company. Its principal business is acting as the general partner of Tasman Fund LP. Its principal places of business and principal offices are located at 399 Park Avenue, 16th Floor, New York, NY 10022. Donald E. Morgan, III is the controlling person of Brigade Capital GP, LLC.

Schedule II

Transactions in Common Stock by Reporting Persons

The following table sets forth all transactions in the Common Stock effected in the past sixty days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Transaction Date	Reporting Person	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
9/19/2017	DSTR	Common Stock	5,703	--	$6.05
9/20/2017	DSTR	Common Stock	28,797	--	$6.05
9/21/2017	DSTR	Common Stock	91	--	$5.80
9/21/2017	DSTR	Common Stock	7614	--	$5.80
9/21/2017	LCS	Common Stock	509	--	$5.80
9/21/2017	LCS	Common Stock	42,386	--	$5.80
10/11/2017	DSTR	Common Stock	2,873	--	$6.10
10/11/2017	LCS	Common Stock	15,990	--	$6.10
10/12/2017	DSTR	Common Stock	3,392	--	$6.15
10/12/2017	DSTR	Common Stock	3,944	--	$6.129247
10/12/2017	DSTR	Common Stock	3,128	--	$6.122217
10/12/2017	LCS	Common Stock	17,410	--	$6.122217
10/12/2017	LCS	Common Stock	21,956	--	$6.129247
10/12/2017	LCS	Common Stock	18,880	--	$6.15
10/13/2017	DSTR	Common Stock	3,046	--	$6.1278
10/13/2017	DSTR	Common Stock	2,284	--	$6.09983333
10/13/2017	DSTR	Common Stock	2,554	--	$6.029813
10/13/2017	DSTR	Common Stock	3,807	--	$6.0999
10/13/2017	LCS	Common Stock	14,217	--	$6.029813
10/13/2017	LCS	Common Stock	21,193	--	$6.0999
10/13/2017	LCS	Common Stock	12,716	--	$6.09983333
10/13/2017	LCS	Common Stock	16,954	--	$6.1278

10/17/2017	DSTR	Common Stock	5,338	--	$6.1342
10/17/2017	LCS	Common Stock	29,718	--	$6.1342
11/2/2017	LCS	Common Stock	50,000	--	$6.1837
11/3/2017	LCS	Common Stock	50,000	--	$6.05
11/14/2017	LCS	Common Stock	11,137	--	$7.485409
11/15/2017	LCS	Common Stock	43,953	--	$7.489364
11/16/2017	LCS	Common Stock	50,000	--	$7.50
11/17/2017	LCS	Common Stock	2,206	--	$7.55
11/30/2017	LCS	Common Stock	192,704	--	$7.5934
12/1/2017	LCS	Common Stock	14,200	--	$7.292606
12/1/2017	LCS	Common Stock	50,000	--	$7.4375
12/1/2017	LCS	Common Stock	50,000	--	$7.334589
12/4/2017	LCS	Common Stock	25,800	--	$7.40
12/4/2017	LCS	Common Stock	60,000	--	$7.35
12/6/2017	LCS	Common Stock	19,806	--	$7.046718
12/19/2017	DSTR	Common Stock	2,273	--	$9.016232
12/19/2017	DSTR	Common Stock	9,091	--	$8.999825
12/19/2017	DSTR	Common Stock	13,636	--	$9
12/19/2017	DSTR	Common Stock	22,727	--	$9
12/19/2017	DSTR	Common Stock	27,273	--	$9
12/19/2017	LCS	Common Stock	22,727	--	$9.016232
12/19/2017	LCS	Common Stock	90,909	--	$8.999825
12/19/2017	LCS	Common Stock	136,364.00	--	$9
12/19/2017	LCS	Common Stock	227,273.00	--	$9
12/19/2017	LCS	Common Stock	272,727.00	--	$9
12/19/2017	LCS	Common Stock	1,650,000*	--	$9.028869
12/19/2017	LCS	Common Stock	--	1,000,000*	$8.9881
12/19/2017	LCS	Common Stock	--	650,000*	$8.9881
12/20/2017	DSTR	Common Stock	110,000	--	$9.125

* See Swap Agreement described in Item 6 of Schedule 13D to which this Schedule II is attached.